March 5, 2024

VIA EDGAR

Mr. Daniel Greenspan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Greenspan:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on February 14, 2024, regarding the Trust’s Post-Effective Amendment No. 901, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, for the purpose of registering shares of the WisdomTree 1-3 Year Laddered Treasury Fund and Post-Effective Amendment No. 902, which was filed with the SEC on December 26, 2023, for the purpose of registering shares of the WisdomTree 7-10 Year Laddered Treasury Fund. The Staff’s comments and the Trust’s responses are set forth below. For purposes of this response, the WisdomTree 1-3 Year Laddered Treasury Fund and WisdomTree 7-10 Year Laddered Treasury Fund may each be referred to as a “Fund” and together, as the “Funds.” Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement filings for each Fund.

General and Administrative Comment

1.	Comment: Please update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms all missing information will be included in each Fund’s next post-effective amendment filing.

Prospectus Comments

2.	Comment: Please provide, via correspondence, each Fund’s completed fee table and expense examples.

Response: The Registrant has included the fees tables and expense examples for the WisdomTree 1-3 Year Laddered Treasury Fund and the WisdomTree 7-10 Year Laddered Treasury Fund in Appendix A and Appendix B hereto, respectively.

3.	Comment: The Staff notes that each Fund may invest in shares of other investment companies as part of its non-principal investment strategy. If appropriate, please add a line item for acquired fund fees and expenses (“AFFE”) to the Fund’s fee table.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Response: The Registrant confirms that neither Fund expects to invest in other investment companies to such an extent that the AFFE incurred indirectly by the Fund from its investment in other funds would exceed one basis point.

4.	Comment: Please provide the Staff with a copy of each Fund’s index methodology.

Response: The Registrant provided a copy of each Fund’s index methodology to the Staff via email on March 1, 2024.

5.	Comment: Please confirm supplementally whether the Index Provider is affiliated with the Funds.

Response: The Registrant confirms that the Index Provider is not affiliated with the Funds or the Adviser.

6.	Comment: Please disclose what maturity spectrum is used for purposes of each Fund’s 80% test (e.g., dollar weighted average maturity).

Response: As disclosed under the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus, each of the WisdomTree 1-3 Year Laddered Treasury Fund and the WisdomTree 7-10 Year Laddered Treasury Fund expects to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in U.S. Treasuries that have a remaining maturity of one to three years and seven to ten years, respectively.

7.	Comment: Please confirm that each Fund’s 80% investment policy, as disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, comports with the disclosure in the “Additional Information About the Fund – Additional Information about the Fund’s Investment Strategies” section of the Prospectus. Please confirm that the policy is stated clearly.

Response: The Registrant confirms that each Fund’s 80% investment policy, as disclosed in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus, comports with the disclosure in the “Additional Information About the Fund – Additional Information about the Fund’s Investment Strategies” section of the Prospectus.

8.	Comment: In the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus, please explain what is meant by “investments that have economic characteristics that are substantially similar to the economic characteristics of such Treasuries.”

Response: The Registrant has revised the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus as requested.

9.	Comment: Please disclose what each Fund anticipates including in its 20% investment bucket.

Response: As noted in the “Non-Principal Information About the Fund’s Investment Strategies” section of each Fund’s Prospectus, each Fund may invest in certain other investments the Adviser and/or the Sub-Adviser believe will help each Fund track its Index, including cash and cash equivalents, as well as in shares of other investment companies (including affiliated investment companies, such as ETFs), forward contracts, futures contracts, options on futures contracts, options and swaps.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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10.	Comment: Please restate each Fund’s investment objective in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Objective” section of each Fund’s Prospectus, as required by Form N-1A.

Response: The Registrant respectfully declines to restate each Fund’s investment objective in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Objective” section of each Fund’s Prospectus. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the Registrant has not revised each Fund’s Item 9 disclosure to restate its investment objective.

* * * * *

Sincerely,

/s/ Joanne Antico

Joanne Antico, Esq.

General Counsel

cc:	Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

Angela Borreggine, Esq. (WisdomTree Asset Management, Inc.)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix A

WisdomTree 1-3 Year Laddered Treasury Fund

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.15%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help retail investors compare the cost of investing in the Fund shares with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example does not include the brokerage commissions that retail investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$15	$48

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix B

WisdomTree 7-10 Year Laddered Treasury Fund

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.15%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.15%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help retail investors compare the cost of investing in the Fund shares with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example does not include the brokerage commissions that retail investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$15	$48

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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